SIN Holdings, Inc. P. O. Box 370912 Denver, Colorado 80237 (303) 763-7527

December 7, 2005
Ms. Jessica Barberich
Staff Accountant
United States Securities and Exchange Commission
100 F St. Street, NE
Washington, DC 20549

RE:	SIN Holdings, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 File No. 000-49752

Dear Ms. Barberich:

Thank you for your letter dated November 30, 2005. I will respond to your inquiries by referencing the paragraph numbers from your letter.

1.	Our auditors gave consideration to the following:

A.

Recurring Operating Losses. Net losses decreased from 2002 to 2004 from $21,979 in 2002 to $10,188 in 2003 to $8,548 in 2004. This decrease indicated to them that the Company was controlling costs since the last stock offering in 2002.

B.	Working Capital Deficiencies. The Company's majority shareholder indicated that some or all of the loans could be converted to capital which would result in no deficiency.

C.

Negative Cash Flows from Operating Activities. Negative cash flows from operating activities decreased from $11,490 in 2003 to $7,618 in 2004 showing improvement by management and a trend toward cash flowing from operations rather than borrowings.

D.

Inability to Repay Debt. While the Company has not been able to repay debt, it has borrowed less each year ($20,022 in 2002, $10,500 in 2003 and $5,500 in 2004) and been able to extend the terms of the majority of the debt. Debt of $188 that was not extended by lenders was re-paid. Additionally, the majority shareholder has indicated that some or all of the loans can be converted to capital.

In reviewing the Company’s plans and options for mitigating the above conditions, our auditors concluded that substantial doubt about our inability to continue as a going concern for a reasonable period of time did not exist. Therefore, they did not modify the auditors’ report.

2.

In assessing goodwill for impairment, and pursuant to SFAS 142, we compared the fair value of the Company to the carrying value, including goodwill, of $5,938. SFAS 142 states that “if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.” When conducting our assessment of fair value, we looked at comparable web sites that were for sale, including sites that did not have the volume of traffic that our site had. From January of 2003 to December of 2004, www.senior-inet.com averaged approximately 50,000 requests per month.

We looked at web sites that were considered directory web sites. We looked at the number of requests these sites received each month, their monthly income and the sales price for these sites. We researched only fully-developed web sites.

COMPARABLE WEB SITES FOR SALE
CATEGORY	DOMAIN	DATE SITE STARTED	# OF MONTHLY REQUESTS	MONTHLY INCOME	ASKING PRICE

Directory	vDictionary.com	Nov-04	0	$0	$2,000

Directory	LuckyNumber.net	Nov-04	0	$0	$2,000

Directory	RatedHigh.com	Sep-04	0	$0	$5,000

Directory	phonebooksonline	Jun-04	0	$0	$70,000

Directory	trafficgateway.com	Mar-04	50	$700	$3,500

Directory	loanssurance	Mar-04	100	$1,500	$25,000

Directory	HighStuff	Dec-04	400	$150	$4,000

Directory	entertainusa	Mar-04	2,000	$2,000	$40,000

Directory	DentalSearch.com	Jun-03	9,500	$0	$68,000

Directory	DentalSearch	Mar-04	10,000	$10,000	$120,000

Directory	software directory	Jan-04	150,000	$300	$20,000

	Senior-inet.com	May-96	50,000	$190

From this list, we see web sites with no traffic and no income were being sold for prices between $2,000 and $70,000. Web sites with traffic were being sold for prices between $3,500 and $120,000. The price per request ranged from $0.13 to $250. We factored out the upper and lower ends of the range and arrived at an average price of $23.83 per request. The price per dollar of monthly income ranged from $5 to $67. We factored out the upper and lower ends of the range and arrived at an average selling price of $18.33 per dollar of income.

When we calculated a per request price based on the average of the sites listed above multiplied by the Company’s average number of requests from January 2003 to December 2004, we arrived at an asking price of $1.19 million. When we calculated a price based upon the income to asking price ratio of the sites listed above, we arrived at a value of $3,500. However, when we simply compared the Company to the sites in the above chart that most closely resembled the senior-inet.com site, we arrived at a sales price range of $4,000 to $20,000. Management believed it reasonable to value the Company’s web site at approximately $20,000.

Our valuation of the Company site exceeded the carrying value of the Company. Therefore, pursuant to SFAS 142, goodwill is considered not impaired and the second step of the impairment test is unnecessary.

SIN Holdings, Inc. acknowledges

•	that we are responsible for the adequacy and accuracy of the disclosures in the filing,
•	that staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filings and
•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Steve Sinohui
President